INVEST IN **BYGMUSIC**

Connecting advertisers with passionate music fans

PITCH VIDEO   INVESTOR PANEL



Pop stars have major music labels.
BYGMusic is a home for the other 99% of artists.

LEAD INVESTOR

Sunil Sharma Visiting Scholar

I have known Krish for a very long time. He understands music and has been in the industry all his life, receiving three Grammys. His novel idea is to create an advertising marketplace that uses the largest segment of the music universe – independent artists who do not have arrangements with major labels – to bring product brands to the people. BYGMusic is in the process of establishing and developing a new modality for advertising and brand loyalty in the digital age.

Invested $25,000 this round

bygmusic.com   Los Angeles CA

Technology   Music

Highlights

1. 📈Post revenue with major clients including Disney, Hulu, Crocs and Amazon
2. 🧲Average campaign retention rate of 18%
3. ⚡Unparalleled network of brands and music stakeholders, including Roc Nation and Atlantic Records
4. 💡Experienced team with 3 Grammy awards, multiple exits, and industry experience at MTV and Viacom

4. 💡Experienced team with 3 Grammy awards, multiple exits, and industry experience at MTV and Viacom

5. 🏝Finalist for Silicon Beach Startup of the Year (2019)
6. 💻Platform MVP Fully Developed

Our Team



Krish Sharma CEO

25 years in music as a producer, recording engineer, and business owner. 3-time Grammy winner



with multiple platinum albums. Studio clients include major artists such as the Rolling Stones and Ziggy Marley.



Michael Alden President & COO

4x CEO with successful exits. Extensive experience leading growth, revenue, and operations management for SaaS startups. Cross-functional experience as CEO, President, Advisor and Operations & Strategy Executive.



Brendan Shepherd Head of Brand Partnerships

18-years of experience in ad sales at companies like MTV. Former VP at Viacom with 360 sales leadership – TV, digital and social media agency and client background.

Pitch


BIG
music

Did You Know: The Number of Independent Artists Have Grown By 417% Since 2003

A common misconception about the music industry is that; an artist is either a world-famous, arena-touring rockstar or just a commoner playing in a dive in between their normal jobs. But let's have a look at another reality.

A report by MIDiA Research suggests that independent artists have generated more than $643 million in 2018 alone, making a straight 35% jump from the year before.


Artist Direct Revenue
Share of Recorded Music Revenues
Recorded Music Revenue (millions USD)
2018
3.3%
$643.1
2017
2.8%
$277.9
2016
2.4%
$375.4
2015
1.7%
$256.7
Source: Midia Research Muisc Model (05/19)

Another report by the US Bureau of Labor Statistics says that the number of independent artists has grown by 417% since 2003 and the number is expected to go off the roof, courtesy of the rise of social media.


US Artist Employment (2003-2020)
Percentage Breakdown of Employed Artists in US
25.4%
74.6%
77.9%
22.1%
86.0%
14.0%
77.1%
22.9%
2003
2015
2018
2020
Independent artists
Artists Signed to a Label
Source: US Bureau of Labor Statistics (2003-2020)
The number of independent artists has grown by 417% since 2003.
The number of artists signed to a label has shrunk by 47% since 2003.

We empower emerging artists to make music that the world needs

Quick Fact: Musicians are major contributors to a vibrant $8 billion creator marketplace. Despite the uptick in numbers of musicians on such platforms, 99% of independent artists lack access to the unique resources that are indispensable to grow their careers. That's where BYGMusic comes into play.

We connect emerging artists and future prodigies to sponsors and have helped them generate $1.5million in sponsorship revenue. With an average campaign engagement rate of 18% (9x benchmark)and 300% YoY growth in revenue in 2020, we are now expanding our solution with a SaaS subscription that will provide the systems, tools, and revenue to support artists' careers.

BYG started out by connecting emerging artists with sponsorship revenue.

We've helped our artists pocket $1.5M.


BIG
music
WALKER


Artist submits content for approval
Offered for
$300.00
Gig timeline
Feb 19 - Mar 31
Offer expires in
8 days
Request for participation


Marketer's approve conten
& artist gets paid directly
Request sent for approval
Check your email and notifications on this app for next steps.

BYGMusic is revolutionizing the way artists earn money and grow their careers so that they can make the music the world needs.

Where it started

Coming from a love of music and a belief in the power of good music, BYGMusic's founder, Krish Sharma, established this company in Los Angeles, California to connect independent artists with brands and in turn bring those brands directly to fans. 99% of artists lack access to revenue, data, and technology to upscale their careers. BYGMusic was launched to bridge the gap between budding independent artists and brands and help them both flourish within the creator economy.

Bringing Good Music to Millions

Since our inception, BYGMusic has helped our artists pocket $1.5 million in revenue. Going forward, we are expanding by building **the first mission-driven SaaS Solution for Musicians to access next-gen revenue and resources.**

Our track record with major stakeholders will drive meaningful artist growth. Emerging artists will be drawn in by our unparalleled network of brands and music stakeholders, which has generated $3.2M in revenue to date.

Product Roadmap

With software development already in progress, BYGMusic can immediately ramp up development after securing funds.


Q2 2021
MVP Launched
Executed successful sponsorships with MVP version of platform for BYGMusic and artists
Q4 2021
Raise $3.5M Late Seed
Use investment to accelerate pace of infrastructure and feature soft roll-out to artists
Q1 2022
Launch Artist Subscription Service
Official platform launch with paid-tier features to thousands of artists and premium gigs
Q3 2022
Add New Features for Premium Users
Become a must-use platform and home for all emerging artists
Q3 2023
Introduce Marketplace
Launch marketplace for sponsors to leverage artist network for content distribution

Forward looking projections cannot be guaranteed.

We project to onboard 75,000 artists by the end of 2023, while seeding the platform with thousands of sponsorship gigs.

This is our road map to become **the Largest Network of Independent Artists and Their Fans.** Over time, this platform transforms into an interconnected network of music artists – and music fans. This network will further culminate into our next step in becoming **the Universal Platform for Artists & Stakeholders to Connect** - Where any stakeholder can easily access and leverage

our network at scale – for content distribution, advertising monetization, and beyond.

Why Invest?

BYGMusic is on the cusp to bring about a major disruption in the music industry with a never-before platform that will not only empower independent artists but will also help brands get the visibility they desire among their audience. We will be the first to market to capitalize on this white space.

Competitive Analysis

With software development already in progress, BYGMusic can immediately ramp up development after securing funds.

	BYG music	TREND	REVERBNATION	United Masters	tunecore	ForTunes	Soundcharts
Onboarded & Vetted Music Artist Influencers	✓	✓	✓				
Featured Sponsorship Opportunities ("Gigs")	✓						
Sponsorship Approval Process	✓						
Marketplace	✓						
Artist Event Database	✓		✓	✓	✓		
Multi-Channel Music Distribution			✓	✓	✓		
Data Analytics	✓			✓	✓	✓	✓

We are raising this round to finish building our subscription SaaS infrastructure to scale and reach 35K paid subscribers by Q4 2022.

Investment Opportunity


BYG Investments
Founder's
To-date
~$100K
Angel
2015-16
$380K Total
Pre-Seed
2018
$500K Total
Late-Seed
Today
107K Wefunder
Raising $3.5M
Seed Round
18-Months of Runway
$195k burn Rate
Series A
2023
TBD
Use of Funds Breakdown
Artist Operations, 20%
Sales & Marketing, 20%
G&A, 20%
Development, 40%
BYG music

6.5% of funds raised will go towards the Wefunder intermediary fee.

We are building a home for 99% of brand-deprived independent artists. Come join us now!

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